取締役の担当業務/部

取締役	担当業務/部
髙木　祥吉 代表取締役社長	全般事項
横山　洋一郎 取締役	格付業務の監視、格付企画部、格付プロセス統括部、 社長の特に指示する事項
飯沼　春樹 取締役	社外取締役
楠岡　成雄 取締役	社外取締役
増井　喜一郎 取締役	社外取締役

執行役員の担当業務/部

執行役員	担当業務/部
萩原　周三 常務執行役員	グリーンボンド／環境・社会・ガバナンス(ESG)評価部、情報サービス部、 経営管理企画部(部長)、社長の特に指示する事項
原田　雄介 常務執行役員	RM事業部(部長)、社長の特に指示する事項
島田　卓郎 常務執行役員	ハイブリッド商品室、事業格付第一部、事業格付第二部、 社長の特に指示する事項
松村　省三 常務執行役員	金融格付部(部長)、ストラクチャード・ファイナンス部、 プロジェクト&アセット・ファイナンス部、国際格付部、 社長の特に指示する事項